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15049575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 03 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68343

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

VLS Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Old Kings Highway South, Suite 120
(No. and Street)

Darien	CT	06820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Hoge (203) 992-4301
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name - if individual, state last, first, middle name)

850 Canal Street	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Richard Hoge, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to VLS Securities LLC for the period ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CAO and CCO
Title

Subscribed and sworn
to before me

MARISSA D. RAMPERSAD
Notary Public, State of New York
No. 01RA6080139
Qualified in Bronx County
Commission Expires March 22, 2015

VLS Securities LLC

(a wholly owned subsidiary of VelocityShares LLC)
Statement of Financial Condition
December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

VLS Securities LLC
(a wholly owned subsidiary of VelocityShares LLC)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VLS SECURITIES LLC
(a wholly owned subsidiary of VelocityShares LLC)
Index
December 31, 2014

Page(s)

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors
VLS Securities LLC
Darien, Connecticut

We have audited the accompanying statement of financial condition of VLS Securities LLC (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of VLS Securities LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Stamford, Connecticut
February 27, 2015

VLS SECURITIES LLC
(a wholly owned subsidiary of VelocityShares LLC)
Notes to Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 2,915,221
Account receivable	923,723
Other assets	56,762
Total assets	$ 3,895,706
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 110,326
Due to affiliated company	1,956,816
Total liabilities	2,067,142
Member's equity	1,828,564
Total liabilities and member's equity	$ 3,895,706

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

VLS Securities LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware, and is a wholly owned subsidiary of VelocityShares LLC ("the "Parent"). In December 2014 Janus Capital Group announced its acquisition of VS Holdings Inc., the parent company of VelocityShares LLC. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is also a member of the Financial Industry Regulatory Authority.

The Company acts primarily as a broker or dealer in the marketing and distribution of Exchange Traded Notes ("ETNs").

2. Summary of Significant Accounting Policies

Basis of Presentation

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by a single financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial members for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

Share-based Compensation

The Parent accounts for share-based compensation in accordance with ASC Topic 718 (Compensation-Stock Compensation) for accounting and reporting of share-based payments. Compensation expense related to stock options granted to employees by its Parent is allocated pursuant to the Company's expense sharing agreement with its Parent (discussed in Note 3). Share-based compensation is amortized over the vesting period.

3. Transactions with Related Parties

The Company subleases its office space from, and maintains an administrative services agreement (the "Agreement") with, its Parent. Pursuant to the Agreement, the Parent provides administrative services, salaries, equipment and software and office supplies and telephone services. The Company incurred expenses of $4,358,922, to the Parent, during the year ended December 31, 2014.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $848,079 which exceeded the required net capital by $710,270.

5. Concentrations

All of the Company's total services revenue is derived from a single issuer of ETNs. All of the account receivable outstanding at December 31, 2014 was from the same customer.

6. Share Based Compensation

The Company participated in a share based compensation plan administered by its Parent. The Plan had been in effect since 2010. Upon the acquisition of VS Holdings Inc. by Janus Capital Group during 2014, the share based compensation plan was terminated. After the acquisition, certain employees participate in a share based compensation plan administered by Janus Capital Group.

7 Commitments

As discussed in Note 3, the Company subleases its office space from its Parent pursuant to a sublease agreement, which expires on January 31, 2017. The following is a schedule by years of the future minimum annual occupancy cost payments required under the sublease:

Year Ending December 31,	Total Commitments
2015	$ 78,238
2016	80,651
2017	6,738
	$ 165,627

8. Contingencies

The Company is periodically involved in legal matters, including regulatory proceedings and litigation that arise in the normal course of business. The Company does not believe any such matters in which it is currently involved will have a material adverse effect on its financial position, its results of operations or its cash flows.

9. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2014 and through the time the financial statements were issued on February 27, 2015, and determined that there are no material events that would require recognition or disclosure disclosure in the Company's financial statements.